UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2018 annual shareholder meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang Chairman and Chief Executive Officer

Dated: June 28, 2018

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Proxy Statement for 2018 Annual Shareholder Meeting.